

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2025

Shun-Chih Chuang
Chief Financial Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite No. 212
Atlanta, Georgia 30339

      Re: Nocera, Inc.
             Form 10-K/A for Fiscal Year Ended December 31, 2024
             Form 10-Q/A for Fiscal Quarter Eneded March 31, 2025
             Response dated June 20, 2025
             File No. 001-41434

Dear Shun-Chih Chuang:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services